# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Date of event which requires filing of this statement: 07/02/2026
Filed by CIK 0001963529
Persons authorized to receive notices and communications: Kamal Seyed Ghaffarian, 5937 Sunnyslope Drive, Naples, Florida (FL), 34119, (301) 486-3150

## Reporting persons
- Kamal Seyed Ghaffarian (CIK 0001963529): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 146,092; shared voting power 38,282,944; sole dispositive power 146,092; shared dispositive power 38,282,944; aggregate amount beneficially owned 38,429,036 (19.7% of the class)
- Ghaffarian Enterprises, LLC (CIK 0001965259): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 36,041,823; sole dispositive power 0; shared dispositive power 36,041,823; aggregate amount beneficially owned 36,041,823 (18.7% of the class)
- GM Enterprises, LLC (CIK 0001965320): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,241,121; sole dispositive power 0; shared dispositive power 2,241,121; aggregate amount beneficially owned 2,241,121 (1.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Comment: This Amendment No. 12 to Schedule 13D (this "Amendment No. 12") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 8, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Intuitive Machines, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Entry into the 2026 10b5-1 Plan

On July 2, 2026, Ghaffarian Enterprises, LLC entered into a trading plan (the "2026 10b5-1 Trading Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the 2026 10b5-1 Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 1,935,568 shares of Class A Common Stock on behalf of Ghaffarian Enterprises, LLC. Such number of shares represents less than 2% of the total outstanding shares of Class A Common Stock of the Issuer. The 2026 10b5-1 Trading Plan is being entered into solely to generate liquidity for Ghaffarian Enterprises, LLC. Sales under the 2026 10b5-1 Trading Plan will not commence until after the expiration date of any existing plan.

The foregoing description of the 2026 10b5-1 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the 2026 10b5-1 Trading Plan, the form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 11: 2026 10b5-1 Trading Plan, entered into on July 2, 2026.

## Signatures
- Kamal Seyed Ghaffarian: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian (07/07/2026)
- Ghaffarian Enterprises, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian, Trustee of the Sole Member (07/07/2026)
- GM Enterprises, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian, Trustee of the Sole Managing Member (07/07/2026)